SEANERGY MARITIME HOLDINGS CORP.
154 Vouliagmenis Avenue
166 74 Glyfada
Athens, Greece
Tel: +30 210 8913507

May 15, 2020

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-7010

Re:          Seanergy Maritime Holdings Corp.
Registration Statement on Form F-3
Filed May 8, 2020
File No. 333-238136

Ladies and Gentlemen:

The undersigned registrant hereby requests that the effectiveness of the above-captioned Registration Statement on Form F-3 that was filed with the U.S. Securities and Exchange Commission on May 8, 2020 be accelerated so that it will be made effective at 10:00 a.m. Eastern Daylight Time on May 18, 2020, or as soon thereafter as practicable, pursuant to Rule 461(a) of the Securities Act of 1933, as amended (the “Act”).

The undersigned registrant is aware of its obligations under the Act.

Should you have any questions regarding this request, please do not hesitate to contact Will Vogel at (646) 484-8494 or Todd Johnson at (929) 302-0242 of Watson Farley & Williams LLP, counsel to the undersigned registrant.

Yours truly,

SEANERGY MARITIME HOLDINGS CORP.

By:	/s/ Stamatios Tsantanis
Name:	Stamatios Tsantanis
Title:	Chief Executive Officer